April 26, 2022	Adam M. Schlichtmann
617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re:	State Street Navigator Securities Lending Trust (Registration No. 811-07567)

State Street Master Funds (Registration No. 811-09599)

Ladies and Gentlemen:

I am writing on behalf of State Street Navigator Securities Lending Trust and State Street Master Funds (each a “Trust” and collectively the “Trusts”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to:

i.

Amendment No. 42 under the Investment Company Act of 1940, as amended (the “1940 Act”), to State Street Navigator Securities Lending Trust’s Registration Statement on Form N-1A filed on April 28, 2021 relating to the State Street Navigator Securities Lending Portfolio I (the “Portfolio I”), State Street Navigator Securities Lending Portfolio II (the “Portfolio II”) and State Street Navigator Securities Lending Government Money Market Portfolio (the “Government Portfolio”); and

ii.

Amendment No. 29 under the 1940 Act to State Street Master Funds’ Registration Statement on Form N-1A filed on April 28, 2021 relating to the State Street International Developed Equity Index Portfolio (the “International Developed Equity Index Portfolio”), State Street ESG Liquid Reserves Portfolio (the “ESG Portfolio), State Street Money Market Portfolio (the “Money Market Portfolio”), State Street Treasury Money Market Portfolio (the “Treasury Portfolio”), State Street Treasury Plus Money Market Portfolio (the “Treasury Plus Portfolio”), and the State Street U.S. Government Money Market Portfolio (the “Government Portfolio”).

Each fund noted above is referred to herein as a “Portfolio” and collectively, the “Portfolios.” For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

State Street Navigator Securities Lending Trust Comments

General Comment

1.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in this registration statement. We remind you that the Portfolios and management are responsible for the adequacy and accuracy of all disclosure notwithstanding any review, action, or absence of action by the Staff.

Response: The Portfolios acknowledge the comment.

Part A Comments

Government Portfolio

2.

Under the heading Money Market Risk on page 4, please tailor the disclosure to a government money market fund. Please confirm that the disclosure matches the disclosure for government money market funds as set forth in Item 4 of Form N-1A.

Response: The Portfolio has reviewed its risk disclosure and believes that it is appropriate. The Portfolio notes that the disclosure required by Item 4 of Form N-1A for government money market funds is included under “Principal Risks of Investing in the Portfolio.”

Portfolio I

3.

Under Item 5. Management, please revise the sentence that states, “The professionals primarily responsible for the day-to-day management of the Portfolio are…” to say “The professionals jointly and primarily responsible for the day-to-day management of the Portfolio are…”

Response: The Portfolio has reviewed its disclosure and determined not to make any changes at this time.

4.

The Staff notes the following disclosure: “Portfolio I may invest up to 15% of the Portfolio’s net assets in illiquid securities (i.e., securities that the Portfolio reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment).” Please change “securities” to “investments” to match the language of Rule 22e-4 as applicable throughout.

Response: The requested change has been made.

5.

Reference is made to the following disclosure: “The Portfolio is not intended to be a complete investment program, but rather is intended for investment as part of a diversified investment portfolio.” Please consider whether this language is necessary since portfolio shares are only offered to lending funds in the State Street securities lending program.

Response: The Portfolio has removed the above-referenced disclosure.

6.	The Staff notes that Stripped Securities Risk is included as a principal risk. Please include corresponding disclosure in the Principal Investment Strategies.

Response: The Portfolio will revise its disclosure as follows: The Portfolio principally invests in “bonds,” which include debt securities and fixed income and income-producing instruments of any kind issued by governmental or private-sector entities. Most bonds consist of a security or instrument having one or more of the following characteristics: a fixed-income security, a security issued at a discount to its face value, a security that pays interest, whether fixed, floating or variable, or a security with a stated principal amount that requires repayment of some or all of that principal amount to the holder of the security. The Adviser interprets the term bond broadly as an instrument or security evidencing what is commonly referred to as an IOU rather than evidencing the corporate ownership of equity unless that equity represents an indirect or derivative interest in one or more debt securities. The Portfolio may invest in stripped securities, which are U.S. Treasury bonds and notes, the unmatured interest coupons of which have been separated from the underlying obligation. Stripped securities are zero coupon obligations that are normally issued at a discount from their face value. The Portfolio may invest no more than 25% of its assets in stripped securities that have been stripped by their holder, which is typically a custodian bank or investment brokerage firm.

Part B Comments

7.	Fundamental Investment Restriction 4 uses the phrase “and except as permitted by the 1940 Act.” Please clarify what “as permitted by the 1940 Act” means in this context.

Response: The Portfolio has reviewed its disclosure and determined not to make any changes at this time.

8.

Reference is made to the following non-fundamental investment restriction in the Part B for Portfolio I: “The Portfolio shall not invest more than 50% of the value of its total assets in securities issued by foreign branches of foreign banks.” Please delete this sentence or revise this restriction to state that the Portfolio shall not invest more than 25% of the value of its total assets in securities issued by foreign branches of foreign banks as the Portfolio does not have a policy to concentrate in this industry.

Response: Please see the response to comment 9.

9.

Reference is made to Fundamental Investment Restriction #6 in the Part B for Portfolio II, which states that “The Portfolio may not purchase any security if, as a result, 25% or more of the Portfolio’s total assets (taken at current value) would be invested in a particular industry (for purposes of this restriction, investment companies are not considered to constitute a particular industry or group of industries), except as is consistent with applicable law from time to time and as follows: the Portfolio is permitted to invest without limit in ‘government securities’ (as defined in the 1940 Act), tax-exempt securities issued by a U.S. territory or possession, a state or local government, or a political subdivision of any of the foregoing and bankers’ acceptances, certificates of deposit and similar instruments issued by: (i) U.S. banks, (ii) U.S. branches of foreign banks (in circumstances in which the Adviser determines that the U.S. branches of foreign banks are subject to the same regulation as U.S. banks), (iii) foreign branches of U.S. banks (in circumstances in which the Adviser determines that the Portfolio will have recourse to the U.S. bank for the obligations of the foreign branch), and (iv) foreign branches of foreign banks (to the extent that the Adviser determines that the foreign branches of foreign banks are subject to the same or substantially similar regulations as U.S. banks).” Please clarify that only securities of the U.S. Government or its instrumentalities as well as deposits in U.S. banks may be excluded. In addition, please apply this comment elsewhere.

Response: Portfolio II considers Fundamental Investment Restriction 6 to be consistent with the position of the Staff as expressed in Guide 19 of the guidelines accompanying the adoption of Form N-1A. See Investment Company Act Release No. 13436 (Aug. 12, 1983). Portfolio II expects to invest its assets in compliance generally with the quality, maturity, diversification, and liquidity requirements applicable to money market funds that hold themselves out as such pursuant to Rule 2a-7. Guide 19 states that a “money market fund” may declare an investment policy on industry concentration reserving freedom of action to concentrate its investments in government securities and certain bank instruments. At the time Guide 19 was published, the SEC did not consider the term “money market fund” to refer only to mutual funds operated in compliance with Rule 2a-7; see Valuation of Debt Instruments and Computation of Current Price Per Share by Certain Open-End Investment Companies (Money Market Funds), Investment Company Act Release No. 13380 (July 11, 1983) (the “Release 13380”) at n. 2, but rather to refer more generally to mutual funds investing in short-term money market instruments such as commercial paper, bank instruments, U.S. Treasury bills and other U.S. Government securities. Portfolio II, as it is expected to be managed, will meet that definition and is expected, in fact, to meet the requirements of Rule 2a-7 at the time Guide 19 was published (and today), other than requirements relating specifically to the ability to maintain a stable net asset value. Because maintenance of a stable net asset value in reliance on Rule 2a-7 was not essential to characterization of a fund as a money market fund at the time Guide 19 was published and because the Portfolio constitutes a money market fund as that term is used in Guide 19, the Portfolio should be entitled to rely on the flexibility provided by Guide 19. Of course, if the investment policies of the Portfolio were to change in the future so that the Portfolio were at any point not to qualify as a money market fund for this purpose, it would cease to rely on Guide 19 for that flexibility.

10.

Reference is made to the following disclosure in the Portfolio II Part B: “With respect to investment policy on concentration (#6 above), the Portfolio may concentrate in bankers’ acceptances, certificates of deposit and similar instruments when, in the opinion of the Adviser, the yield, marketability and availability of investments meeting the Portfolio’s quality standards in the banking industry justify any additional risks associated with the concentration of the Portfolio’s assets in such industry.” Please change “may concentrate” to “may invest without limitation,” change the phrase “similar instruments” to “similar deposit instruments” (if true) and change “concentration of the Portfolio’s assets in such industry” to “investing without limit in such industry.”

Response: Please see the response to Comment 32 below.

State Street Master Funds Comments

General Comment

11.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in this registration statement. We remind you that the Portfolios and management are responsible for the adequacy and accuracy of all disclosure notwithstanding any review, action, or absence of action by the Staff.

Response: The Portfolios acknowledge the comment.

Part A Comments

International Developed Equity Index Portfolio

12.	Please state whether the Portfolio’s investment objectives can be changed without shareholder approval. See Item 9(a) of Form N-1A.

Response: The Portfolio declines to make a change in response to this comment. The Portfolio notes that the section “Other Investment Considerations and Risks – Changes in Policies” states that, “[t]he Trust’s Board of Trustees may change the International Developed Equity Portfolio’s investment strategies and other policies without investor approval, except as otherwise indicated. The Board of Trustees will not materially change the Portfolio’s investment objective without investor approval.”

13.

Concerning the following disclosure: “The notional value of the Portfolio’s investments in derivatives or other synthetic instruments that provide exposures comparable, in the judgment of the Adviser, to investments in equity securities of issuers in developing economies or securities markets may be counted toward satisfaction of this 80% policy.” Please revise the disclosure to indicate that this investment policy is an assets-based test, and therefore should be based on marked to market value (or, in the case of derivative position that is traded over the counter, its fair value), and not an exposure-based test.

Response: For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 under the 1940 Act (a “35d-1 Policy”), the Portfolio may account for a derivative position by reference to its market value or notional value. The Portfolio may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Portfolio’s exposure to investments that are consistent with its 35d-1 Policy. See, e.g., “Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13.

14.

Concerning the following disclosure: “As of February 28, 2021, a significant portion of the Index comprised companies in the financial sector and companies located in Japan, the United Kingdom and Europe and a significant portion of the Index constituents are denominated in the Yen, the Great Britain Pound and the Euro, although this may change from time to time.” If the Index is concentrated, please add disclosure regarding concentration as well as concentration risk disclosure.

Response: The Portfolio has reviewed its disclosure and determined not to make any changes at this time.

15.

Concerning the following disclosure: “The Portfolio will seek to replicate Index returns, regardless of the current or projected performance of the Index or of the actual securities comprising the Index. This differs from an actively-managed fund, which typically seeks to outperform a benchmark index.” Please consider adding separate risk disclosure addressing sampling risk and active management risk.

Response: The Portfolio has reviewed its disclosure and determined not to make any changes at this time.

16.

In the “Principal Investment Strategies” Section of the Part A, the Portfolio states that it may use various types of derivatives instruments. Please add corresponding risk disclosure for all derivative instruments referenced in the Portfolio’s principal strategy (such as futures, options, swaps, etc.).

Response: The Portfolio has reviewed its disclosure regarding derivatives and believes that it is appropriate in light of the manner in which the Portfolio is managed.

17.	The Staff notes that Brexit is discussed in “Geographic Focus Risk – Europe” and “Market Disruption and Geopolitical Risk.” Please consolidate the Brexit disclosure.

Response: The Portfolio has reviewed its disclosure and determined not to make any changes at this time.

18.	Please update the disclosure under “Market Volatility; Government Intervention Risk” with any risk disclosures relevant to any government action taken in response to the COVID-19 pandemic.

Response: The Portfolio has reviewed its disclosure and declines to make any changes in response to this comment. The Portfolio notes that it includes the following disclosure in the “Additional Information about Investment Objectives, Principal Strategies, and Risks – Additional Information About Risks – Market Risk” section of the prospectus:

Governments and central banks, including the Federal Reserve in the United States, have taken extraordinary and unprecedented actions to support local and global economies and the financial markets. The impact of these measures, and whether they will be effective to mitigate the economic and market disruption, will not be known for some time.

19.

Under “Securities Lending Risk,” the disclosure states that, “[t]he Portfolio expects to invest cash collateral in a pooled investment vehicle advised by the Adviser.” Please explain how this disclosure is consistent with the obligation to invest cash collateral in highly liquid, short-term obligations. If the disclosure is intended to refer to the Portfolio’s investment in money market funds, please revise the disclosure to clarify.

Response: The Portfolio believes that the pooled investment vehicles advised by the Advisers in which cash collateral would be invested are highly liquid investments, notwithstanding that some percentage of the pool’s assets may be less liquid than others. The Portfolio participates in a securities lending securities lending program operated pursuant to an exemptive order, which specifically contemplates offering a short-term bond portfolio (the “Bond Portfolio”) as a cash collateral investment pool. SEC File No. 812-10912, Investment Company Act Release Nos. 23418 (Aug. 27, 1998) (Notice) and Release No. 23441 (Sept. 22, 1998) (Order) (the “Order”). The Portfolio believes that the pooled investment vehicles in which cash collateral may be invested are operated in a manner that is at least as conservative as the Bond Portfolio described in the Order.

ESG Portfolio

20.	The Portfolio’s name includes “ESG.” The Staff believes this word suggests a type of investment and therefore should include an 80% policy per Rule 35d-1.

Response: The Portfolio respectfully declines to make any changes in response to this comment. The Portfolio believes that the term “ESG” as used in the Portfolio’s name suggests an investment strategy rather than a type of security and therefore the Portfolio is not required to adopt a Rule 35d-1 policy with respect to the term “ESG.” The Portfolio believes that this view is consistent with the adopting release for Rule 35d-1 and the “Staff’s Frequently Asked Questions about Rule 35d-1.” For example, in the “Staff’s Frequently Asked Questions about Rule 35d-1,” the Staff stated that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment [emphasis added]. …Likewise, the term ‘equity income’ suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.” The same is true for the Portfolio as it relates to the term “ESG.” The Portfolio believes that the term “ESG,” as used in the Portfolio’s name and strategy disclosure, suggests an investment objective or strategy, not a type of investment, and therefore, Rule 35d-1 would not apply to the use of “ESG” in the Portfolio’s name.

21.

Concerning the following disclosure: “The R-FactorTM score for each applicable issuer draws on a number of data sources, including third party data providers, that provide metrics on a variety of ESG topics.” Please clarify whether references to data sources includes the Adviser.

Response: The reference to data sources does not include sources within the Adviser.

22.

Concerning the following disclosure: “The first component is based on the framework published by the Sustainability Accounting Standards Board (“SASB”), which is used for all ESG aspects of the score other than those relating to corporate governance issues.” Other than the SASB, please add disclosure as applicable specifying the identity of any known third party data providers, if any, and the types of data that each will provide for use in determining the R-Factor™ scores or other ESG-related metrics that are referenced at the beginning of this disclosure. Please also add, if applicable, third party data provider risk disclosure.

Response: The Portfolio notes that R-Factor™ scores draw on multiple data sources and leverage widely accepted, transparent materiality frameworks from the SASB and corporate governance codes to generate a unique ESG score that is used in making investment decisions with respect to listed companies. The Portfolio has reviewed its principal investment strategies and risks and believes it appropriately describes the R-Factor™ scoring process and related third party data provider risk. Therefore, the Portfolio declines to make any changes to its disclosure in response to this comment.

23.	Please clarify how the R-Factor™ scoring process affects security selection in relation to technical and fundamental analysis.

Response: The Portfolio respectfully declines to make any changes in response to this comment. As a money fund market, the Portfolio is required to invest in accordance with the quality, maturity, diversification, and liquidity requirements applicable to money market funds under Rule 2a-7. The reference to “fundamental and technical factors” in the Portfolio’s investment strategy is intended to clarify that the Adviser also applies criteria other than ESG scores in selecting Portfolio investments (such as the regulatory requirements under Rule 2a-7).

24.

Please confirm whether R-Factor™ is an exclusionary criteria. If so, is there a minimum R-Factor™ score that the Adviser seeks to achieve for the Portfolio? Is there a minimum R-Factor™ score for a security to be considered?

Response: The Portfolio does not intend to make any changes in response to this comment. The Portfolio observes that, like quantitative investment models often employed by registered funds, the R-Factor™ scoring system is a proprietary model developed by SSGA to use in making investment decisions. The Adviser does not believe it would be appropriate to publicly disclose detailed technical information concerning the operation of this proprietary approach to selecting investments. The Portfolio believes that the disclosure under “Principal Investment Strategies” makes sufficiently clear how the Adviser uses the R-Factor™ score in selecting investments and that providing additional disclosure describing the technical details of the R-Factor™ scoring process would not be useful or serve to “promote effective communication between the Portfolio and prospective investors” (General Instruction C.1(a) to Form N-1A).

25.

Reference is made to the sentence that reads: “R-Factor™ scores are not used for investments in U.S. government securities, securities of governments other than the U.S. government, or securities of issuers for which ESG data sufficient to generate an R-Factor™ score is not available.” Please confirm if this means that these investments are not subject to any ESG screening.

Response: The Portfolio notes that its current disclosure states: “In the case of issuers for which R-FactorTM scores are not used, security selection is based on the Adviser’s fundamental security selection process, which may include the application of alternative ESG ratings from a data source to determine whether the issuer of a security meets a particular ESG criteria set by the Adviser.”

26.

Reference is made to the sentence that reads: “Under normal market conditions, the Portfolio intends to invest more than 25% of its total assets in bank obligations.” Please clarify what “under normal market conditions” means in this context as the Staff believes that the Portfolio cannot reserve discretion as to concentration.

Response: The Portfolio has reviewed its disclosure and determined not to make any changes at this time. The Portfolio notes that its fundamental policy with respect to concentration states:

6.

The Portfolio may not purchase any security if, as a result, 25% or more of the Portfolio’s total assets (taken at current value) would be invested in a particular industry (for purposes of this restriction, investment companies are not considered to constitute a particular industry or group of industries), except as is consistent with applicable law from time to time and as follows: the Portfolio is permitted to invest without limit in “government securities” (as defined in the 1940 Act), tax-exempt securities issued by a U.S. territory or possession, a state or local government, or a political subdivision of any of the foregoing and bankers’ acceptances, certificates of deposit and similar instruments issued by: (i) U.S. banks, (ii) U.S. branches of foreign banks (in circumstances in which the Adviser determines that the U.S. branches of foreign banks are subject to the same regulation as U.S. banks), (iii) foreign branches of U.S. banks (in circumstances in which the Adviser determines that the Portfolio will have recourse to the U.S. bank for the obligations of the foreign branch), and (iv) foreign branches of foreign banks (to the extent that the Adviser determines that the foreign branches of foreign banks are subject to the same or substantially similar regulations as U.S. banks).

With respect to investment restriction on concentration (#6 above), the Portfolio may concentrate in bankers’ acceptances, certificates of deposit and similar instruments when, in the opinion of the Adviser, the yield, marketability and availability of investments meeting the Portfolio’s quality standards in the banking industry justify any additional risks associated with the concentration of the Portfolio’s assets in such industry.

27.	“Risks Related to ECDs, ETDs and YCDs” Please note, if true, that this is a principal risk for the ESG Portfolio.

Response: The Portfolio will review its risk disclosure in connection with its 2022 annual update.

Part B Comments

28.	Please confirm whether “Mortgage-Backed Security Rolls” is a principal risk and, if so, add to the Portfolios’ principal risk disclosure.

Response: The Portfolios confirm that Mortgage-Backed Security Rolls are not a principal risk.

29.

Fundamental Investment Restriction 6 for the Portfolios states “for purposes of this restriction, investment companies are not considered to constitute a particular industry or group of industries.” Please note that the Staff has taken the position that a fund may not disregard the investments of affiliated and unaffiliated underlying investment companies when determining compliance its concentration policy. Please add narrative disclosure indicating that each Portfolio will consider the concentration of its underlying investment companies when determining the Portfolio’s compliance with its concentration policies.

Response: The Portfolios respectfully decline to make the requested change. The Trust is not aware of any requirement to “look through” its investments in an investment company to the underlying holdings of the investment company for purposes of determining compliance with its policy on concentrating its investments in any one industry.

30.

Concerning the following disclosure: “For purposes of the above investment limitation number 6, in the case of a tax-exempt bond issued by a non-governmental user, where the tax-exempt bond is backed only by the assets and revenues of the non-governmental user, then such non-governmental user would be deemed to be the sole issuer.” Please revise the phrase “sole issuer” to “an issuer”, and please revise the phrase “backed only by” to “backed principally by.”

Response: The Portfolios believe that the referenced restriction is consistent with Investment Company Act Release No. 9785 (“Release 9785”). Release 9785 states that “the statement of policy required by Section 8(b)(1)(E) of the 1940 Act as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” In addition, Release 9785, in discussing diversification, states that “[t]he identification of the issuer for purposes of Section 5(b)(1) depends on the terms and conditions of the security. When the assets and revenues of an agency, authority, instrumentality or other political subdivision are separate from those of the government creating the subdivision and the security is backed only by the assets and revenues of the sub-division, such subdivision would be deemed to be the sole issuer for purposes of Section 5(b)(1). Similarly, in the case of an industrial development bond, if that bond is backed only by the assets and revenues of the nongovernmental user, then such nongovernmental user would be deemed to be the sole issuer for purposes of Section 5(b)(1).” Therefore, the Portfolios do not intend to make any changes in response to this comment.

31.

With respect to Fundamental Investment Restriction 6 for the International Developed Equity Index Portfolio, please clarify that only securities of the U.S. Government or its instrumentalities as well as deposits in U.S. banks may be excluded.

Response: The Portfolio has reviewed its disclosure and determined not to make any changes at this time.

32.

Reference is made to the following disclosure “With respect to the Money Market Portfolios’ investment policy on concentration (#6 above), a Portfolio may concentrate in bankers’ acceptances, certificates of deposit and similar instruments when, in the opinion of the Adviser, the yield, marketability and availability of investments meeting the Portfolio’s quality standards in the banking industry justify any additional risks associated with the concentration of the Portfolio’s assets in such industry.” Please change “may concentrate” to “may invest without limitation,” change the phrase “similar instruments” to “similar deposit instruments” (if true) and change “concentration of the Portfolio’s assets in such industry” to “investing without limit in such industry.”

Response: The Portfolios have reviewed the referenced disclosure and do not intend to make any changes in response to this comment.

*        *         *

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann